Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	August 10, 2023

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended June 30, 2023 (“Q2 2023” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (the “Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are in thousands of US Dollars (also “$”, “US$” or “USD”), unless stated otherwise.

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TABLE OF CONTENTS

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1.	OVERVIEW

Caledonia is a Zimbabwean focussed exploration, development, and mining corporation. Caledonia owns a 64% stake in the gold-producing Blanket Mine (“Blanket”), and 100% stakes in the Bilboes oxide mine, the Bilboes sulphide project, and the Motapa and Maligreen gold mining claims, all situated in Zimbabwe. Caledonia’s shares are listed on the NYSE American LLC (“NYSE American”), depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc and depositary receipts in Caledonia’s shares are listed on the Victoria Falls Stock Exchange (“VFEX”) (all under the symbols “CMCL”).

2.	SUMMARY

	Q2	Q2	H1	H1	Comment
	2023	2022	2023	2022
Gold produced (oz)	18,512	20,091	34,653	38,606

Gold produced in the Quarter was 7.9% lower than the second quarter of 2022 (the “comparative” or “comparable quarter”) mainly due to lower grade and lower than budget tonnes milled. Gold production from Blanket was below expectation due to several factors which adversely affected the implementation of the mine plan in certain mining areas. Management has focused intensively on the problem areas and production in late June and in July has shown a marked improvement.

1,076 ounces of gold were produced from the Bilboes oxide mine in the Quarter, an increase from the 105 ounces produced in the first quarter of 2023.

The Bilboes oxide mine was intended to be a small-scale, low-margin, short-term project. Due to the uncertainty that the oxide project can operate profitably, it will be returned to care and maintenance at the end of September 2023. The oxide mineralisation will be mined as part of the larger sulphides project.

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	Q2	Q2	H1	H1	Comment
	2023	2022	2023	2022
On-mine cost per ounce ($/oz)[1]	1,084	692	1,135	695

On-mine cost per ounce in the Quarter increased by 56.7%. 81% of the increase was due to the high cost per ounce at the Bilboes oxide mine.

The remainder of the increase was due to higher on-mine costs at Blanket where lower production meant that fixed costs were spread across fewer production ounces. On-mine costs at Blanket were also affected by higher electricity usage, which contributed approximately $138 per ounce to the overall increase in on-mine costs per ounce compared to the comparative quarter.

All-in sustaining cost (“AISC”)[1]	1,357	984	1,383	918	The AISC per ounce in the Quarter increased by 37.9% compared to the comparative quarter due to the higher on-mine cost per ounce. AISC deducts the benefit of the solar plant electricity saving ($46.84 per ounce) in the Quarter.
Average realised gold price ($/oz)[1]	1,949	1,840	1,909	1,844	The average realised gold price reflects international spot prices.
Gross profit[2] ($’000)	10,933	17,997	16,783	34,889	Gross profit for the Quarter decreased from the comparable quarter due to higher production costs, in particular at the Bilboes oxide mine and increased depreciation.
Net (loss) profit attributable to shareholders ($’000)	(513)	11,378	(5,542)	17,318	Net loss for the Quarter includes a lower gross profit and a foreign exchange loss of $3.6m compared to a foreign exchange gain of $4.2m in the comparable quarter.
Basic IFRS (loss) earnings per share (“EPS”) (cents)	(0.6)	87.7	(30.8)	132.3	IFRS EPS reflects the movement in IFRS profit attributable to shareholders and the effect of new shares issued.
Adjusted EPS (cents)[1]	10.0	56.2	(17.3)	118.8	Adjusted EPS excludes inter alia net foreign exchange gains and losses, deferred tax and fair value movements on derivative financial instruments.
Net cash from operating activities ($’000)	(2,226)	16,715	(3,102)	26,870	Net cash from operating activities in the Quarter decreased predominantly due to lower gross profit, $6.1m of realised foreign exchange losses and $4.3m of negative working capital movements.
Net cash and cash equivalents ($’000)	(2,907)	10,862	(2,907)	10,862	Net cash decreased due to the negative contributions to cash flows from operating activities from the Bilboes oxides mine.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

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Fatality at Blaket mine

On August 7, 2023, an accident took place at Blanket. As a result an employee of GMG Pty Ltd, a company contracted to Blanket, succumbed to his injuries in hospital. The accident related to the maintenance of trackless equipment. Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incident. Caledonia takes the safety of its employees very seriously and measures have been taken to reinforce adherence to prescribed safety procedures. Safety is discussed further in section 4.1.

Encouraging drilling results at Blanket

The ongoing underground drilling program at Blanket targets the Eroica ore body and has yielded encouraging results. Approximately 5,600 meters ("m") of drilling were completed between January 2023 and the end of May 2023. Initial results indicate that the existing Eroica ore body has a better grade and width than was generally expected. In due course, this new information will be reflected in a revised resource statement and an updated technical report in respect of Blanket. Exploration is discussed further in section 5.

Equity raises

The Company conducted equity raises by way of placings in the previous quarter and the Quarter that targeted institutional investors in the UK, Europe, South Africa and Zimbabwe. The equity raises were over-subscribed; depositary interests in respect of 781,749 shares were issued to investors in the UK, Europe and South Africa on March 30, 2023 and Zimbabwe depositary receipts in respect of 425,765 shares were issued on April 14, 2023. The placings raised $16.6 million before expenses.

The proceeds are to be used for the Bilboes sulphide project feasibility study, a shared services centre in Zimbabwe, the establishment of an international procurement arm to supply future operations and for exploration drilling at Motapa.

On May 18, 2023 the Company entered into an "At the Market" or "ATM" sales agreement with its broker in the United States pursuant to which the Company may, at its discretion, from time to time, sell up to $30 million worth of shares on the NYSE American at market prices. No shares have been sold pursuant to this agreement as at today’s date.

Quarterly Production at Blanket Mine and the Bilboes oxide mine

Blanket Mine

Quarterly gold production at Blanket Mine was 17,436 ounces, 13.2% lower than the 20,091 ounces produced in the comparative quarter. Production at Blanket in the Quarter, although improved from the previous quarter, was still below expectations. This was due to several factors which impacted the implementation of the mine plan in certain mining areas and included a high level of missed blasts and errors in blasting accuracy which contributed to inadequate face advances. Management has focused intensively on the production challenges and production in late June and in July has shown a marked improvement: production in July was 7,829 ounces – an annualised rate of over 93,000 ounces which supports the maintenance of annual production guidance for Blanket for the year to December 31, 2023 of between 75,000 and 80,000 ounces. On-mine cost guidance at Blanket of between $770 and $850 per ounce is also maintained as costs per ounce are expected to be lower in the second half of the year due to the expected increase in production compared to the first six months of 2023. The on-mine cost in July was $715 per ounce.

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Bilboes oxide mine

1,076 ounces of gold were produced from the Bilboes oxide mine in the Quarter, showing an increase from the 105 ounces produced in the first quarter of 2023. There was no production at the Bilboes oxide mine in 2022. The Bilboes oxide mine was intended as a small-scale, low-margin, short-term project the primary objective of which was to cover the cost of the Bilboes operation before the start of the larger sulphide project. Due to the lack of certainty that the oxide operation can operate on at least a cash-neutral basis, it will be returned to care and maintenance with effect from October 1, 2023.

Mining and metallurgical processing will continue at the Bilboes oxide mine until the end of September; thereafter leaching of material that has already been deposited on the leach pad will continue. Oxide mining and processing will resume when the stripping of the waste for the sulphide project commences.

The Company withdrew guidance in April 2023 for the Bilboes oxide mine.

Revised marketing arrangements for gold

Since listing on the VFEX and following completion of the Bilboes acquisition, Caledonia has considered various avenues to achieve the direct export of its gold. Unrefined gold continues to be processed at Fidelity Gold Refinery (Private) Limited ("FGR"), a subsidiary of the Reserve Bank of Zimbabwe ("RBZ"), on a toll-treatment basis. The gold is exported from FGR to a refinery outside Zimbabwe, which undertakes the final refining and sells the final gold on behalf of Caledonia. Caledonia receives the proceeds of the gold sales directly into its bank account in Zimbabwe within a few days of delivery to the final refinery.

Retirement of Chairman

On May 5, 2023 the Company announced the retirement of Leigh Wilson from his role as Director and Non-Executive Chairman of the Company. John Kelly, who was already a Non-Executive Director of the Company, has been appointed as Mr. Wilson's successor.

Strategy and Outlook: increased focus on growth opportunities

The immediate strategic focus is to:

•	maintain production at Blanket at the targeted range of 75,000 - 80,000 ounces for 2023;

•	continue deep level drilling at Blanket with the objective of further upgrading inferred mineral resources, thereby extending the life of mine;

•	complete the Caledonia feasibility study on the Bilboes sulphide project to determine the best implementation strategy and estimate the funding requirements, and commence development of the sulphide project; and

•	commence exploration at Motapa.

The strategy and outlook of Caledonia is further discussed in section 4.10 of this MD&A.

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3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit or loss for the Quarter and comparative quarter prepared under IFRS.

Condensed Consolidated Statements of profit or loss and Other comprehensive income (Unaudited)
($’000’s)
	3 months ended June 30		6 months ended June 30
	2023	2022	2023	2022
Revenue	37,031	36,992	66,466	72,064
Royalty	(1,963)	(1,854)	(3,443)	(3,612)
Production costs	(20,726)	(14,502)	(40,576)	(28,861)
Depreciation	(3,409)	(2,639)	(5,664)	(4,702)
Gross profit	10,933	17,997	16,783	34,889
Other income	168	1	186	3
Other expenses	(1,461)	(490)	(2,099)	(1,283)
Administrative expenses	(3,183)	(2,908)	(9,122)	(5,279)
Net foreign exchange (loss) gain	(3,610)	4,172	(2,077)	5,081
Cash-settled share-based expense	9	57	(271)	(310)
Equity-settled share-based expense	(221)	-	(331)	(82)
Net derivative financial instrument expenses	(54)	41	(488)	(1,697)
Operating profit	2,581	18,870	2,581	31,322
Net finance costs	(1,057)	(175)	(1,824)	(291)
Profit before tax	1,524	18,695	757	31,031
Tax expense	(1,273)	(5,314)	(4,775)	(10,033)
Profit (loss) for the period	251	13,381	(4,018)	20,998

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(330)	(852)	(699)	(159)
Total comprehensive income for the period	(79)	12,529	(4,717)	20,839

Profit (loss) attributable to:
Owners of the Company	(513)	11,378	(5,542)	17,318
Non-controlling interests	764	2,003	1,524	3,680
Profit (loss) for the period	251	13,381	(4,018)	20,998

Total comprehensive income attributable to:
Owners of the Company	(843)	10,526	(6,241)	17,159
Non-controlling interests	764	2,003	1,524	3,680
Total comprehensive income for the period	(79)	12,529	(4,717)	20,839

(Loss) earnings per share (cents)
Basic	(0.6)	87.7	(30.8)	132.3
Diluted	(0.6)	87.7	(30.8)	132.3
Adjusted earnings (loss) per share (cents)
Basic	10.0	56.2	(17.3)	118.8
Dividends paid per share (cents)	14.0	14.0	28.0	28.0

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Revenue in the Quarter was 0.1% higher than the comparative quarter despite a 5.5% decrease in the quantity of gold sold as this was offset by a 6% increase in the average realised price of gold sold.

The royalty rate payable to the Zimbabwe Government was unchanged at 5%.

Production costs

Production costs increased by 42.9% in the Quarter compared to the comparative quarter and the on-mine cost per ounce increased by 56.6% in the Quarter from the comparative quarter.

The on-mine cost per ounce and the AISC per ounce increased in the Quarter compared to the comparative quarter as illustrated in the graphs below.

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The cost of oxide mining at Bilboes contributed $317 per ounce to the overall increase in the on-mine cost per ounce. The large amount of waste that was moved to access the oxide mineralisation proved costly and Bilboes had an on-mine cost of $3,095 per ounce in the Quarter. Due to the uncertainty that the Bilboes oxide project can operate profitably, it will return to care and maintenance at the end of September 2023. Oxide material at Bilboes will be mined and processed in conjunction with the Bilboes sulphide project, as was planned for in the current Bilboes project feasibility study. The net book value of the Bilboes oxide mine of $851,000 was impaired, as the oxides mine cannot be run economically without extracting the sulphide mineralisation. Leaching of the oxide ore on the heap leach pad will continue until the end of the year to recover gold deposited on the leach pad prior to the termination of oxide mining. Bilboes is discussed further in section 4.9.

Production costs at Blanket for the Quarter increased from the comparative Quarter by 14.5% and Blanket's on-mine cost increased from $692 per ounce in comparative Quarter to $915 per ounce in the Quarter. Production costs at Blanket increased predominantly due to the higher than anticipated use of electricity due to the continued heavy use of infrastructure such as the No. 4 Shaft and Jethro shaft which had been expected to be used more sparingly following the commissioning of the Central Shaft.

In April 2023 Blanket concluded a power supply agreement with the Intensive Energy Users Group (“IEUG") and the Zimbabwean power utility to allow the IEUG to obtain power outside Zimbabwe which is "wheeled” to the IEUG members. During the Quarter Blanket paid less for IEUG sourced energy but the incidences of power outages and low voltage occurrences did not reduce due to the poor condition of the Zimbabwe grid which meant that higher than expected diesel costs were incurred to supplement the low voltage occurrences. Management is conducting a study on how to alleviate the effect of the low voltage occurrences in the most economical manner.

The benefit of the solar plant is not recognised in on-mine costs because the solar plant (100%-owned by Caledonia) sells power to Blanket at a price per kilowatt/hour which reflects Blanket's historic blended cost per unit. The economic benefit of the solar plant is therefore recognised by Caledonia, rather than by Blanket, and the benefit (approximately $46.84 per ounce of gold produced) is reflected in the AISC rather than the on-mine cost.

Labour costs at Blanket decreased predominantly because of the lower production bonuses paid in the Quarter compared to last year offset by increased overtime hours, increased employment numbers at Blanket, inflationary increases and an increase in the government mandated minimum wage.

Consumable costs per ounce at Blanket in the Quarter decreased due to higher repair and maintenance costs incurred in the comparative Quarter.

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Various government service payments increased in the Quarter compared to the comparative quarter which increased on-mine costs by $10 per ounce compared to the comparative quarter.

Administrative expenses are detailed in note 9 to the Interim Financial Statements and include the costs of Caledonia’s offices and personnel in Johannesburg, the UK and Jersey which provide the following functions: technical services, finance, procurement, investor relations, corporate development, legal and company secretarial. Administrative expenses in the Quarter were 9.5% higher than the comparative quarter predominantly due to the appointment of more technical services staff and the cost of taking over Bilboes staff members.

The depreciation charge in the Quarter increased because of increase in the depreciable cost base following the commissioning of the Central Shaft and the solar plant. A reassessment of the useful lives of some plant and equipment items also increased the depreciation charge. The useful life of the Jethro shaft reduced due to the availability of the new Central Shaft and the useful life of certain generators, load haul dumpers, dump trucks and drill rigs reduced due to their current condition (refer to note 13 of the Interim Financial Statements). This was somewhat offset by the lower production ounces in the Quarter over which a large part of the cost base is depreciated.

Other expenses are detailed in note 8 to the Interim Financial Statements.

Net foreign exchange movements relate to gains and losses arising on monetary assets and liabilities that are held in currencies other than the USD. Large foreign exchange losses in the Quarter arose due to the delays of up to 3 weeks by FGR in the settlement of the RTGS$ denominated bullion receivables. This coincided with a period during which the RTGS$ devalued sharply against the USD from ZWL$2,770 on June 6, 2023 to ZWL$6,927 on June 21, 2023 and resulted in significant realised foreign exchange losses.

The tax expense comprised of the following:

Analysis of consolidated tax expense/(credit) for the Quarter
($’000’s)	Zimbabwe	South Africa	UK	Bilboes	Total
Income tax	1,488	64	-	-	1,552
Withholding tax
Management fee	-	41	-	-	41
Deemed dividend	91	-	-	-	91
CHZ dividends to GMS-UK	-	-	-	-	-
Deferred tax	(402)	(53)	-	44	(411)
	1,177	52	-	44	1,273

The overall effective taxation rate for the Quarter was 83.5% (2022: 28.4%). The effective tax rate bears little relationship to reported consolidated loss before tax for the following reasons:

•	Operating losses incurred at the Bilboes oxide mine cannot be offset against profits arising elsewhere in the group – thus they reduce profit before tax, with no commensurate reduction in the tax expense;
•	Zimbabwean taxable income is calculated in both RTGS$ and USD, whereas the group reports in USD. Large devaluations in the RTGS$ against the USD result in substantial foreign exchange movements on the RTGS$ tax payable which have a significant effect on the income tax calculation;
•	100% of capital expenditure is tax deductible in the year in which it is incurred for tax purposes, whereas depreciation only commences when a project enters production; timing differences can alter the effective tax rate based on the capital expenditure for a quarter; and
•	The rate of income tax in Jersey, which is the tax domicile of the parent company of the Group (i.e. the Company), is zero which means there is no benefit to be realised by offsetting expenses incurred in Jersey against taxable profits.

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The effective taxation rate for Blanket was 28.6% (2022: 28.8%), which broadly corresponds to the enacted income tax rate in Zimbabwe which remained unchanged at 24.72%. Zimbabwe income tax payments are made in the same proportion of RTGS$ and USD as revenue is received. Deferred tax predominantly comprises the difference between the accounting and tax treatments of capital investment. Most of the tax expense comprised income tax and deferred tax incurred in Zimbabwe.

South African income tax arises on intercompany profits arising at Caledonia Mining South Africa Proprietary Limited (“CMSA”).

Zimbabwe withholding tax arose on the management fees paid to CMSA and on dividends paid from Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) to the Company’s subsidiary in the UK Greenstone Management Services Holdings Limited (“GMS-UK”).

IFRS basic EPS for the Quarter decreased by 101% from a profit of 87.7 cents in the comparative quarter to a loss of 0.6 cents. Adjusted EPS for the Quarter excludes inter alia the effect of foreign net exchange movements and deferred tax. Adjusted EPS reduced by 82.3% from a profit of 56.2 cents in the comparative quarter to 10.0 cents for the Quarter. A reconciliation from IFRS EPS to adjusted EPS is set out in section 10.3.

A dividend of 14 cents per share was paid in the Quarter. Caledonia’s dividends are discussed further in section 14.

Risks that may affect Caledonia’s future financial condition are discussed in section 17.

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The table below sets out the consolidated statements of cash flows for the Quarter and the comparative quarter prepared under IFRS.

Condensed Consolidated Statements of Cash Flows (Unaudited)
($’000’s)
	3 months ended June 30		6 months ended June 30
	2023	2022	2023	2022

Cash inflow from operations	2	18,341	666	30,185
Interest received	4	2	9	3
Net finance costs paid	(1,231)	(61)	(1,431)	(92)
Tax paid	(1,001)	(1,567)	(2,346)	(3,226)
Net cash (outflow)/inflow from operating activities	(2,226)	16,715	(3,102)	26,870

Cash flows used in investing activities
Acquisition of property, plant and equipment	(6,009)	(13,011)	(10,602)	(22,745)
Acquisition of exploration and evaluation assets	(139)	(412)	(283)	(636)
Acquisition of put options	(811)	(176)	(811)	(176)
Net cash used in investing activities	(6,959)	(13,599)	(11,696)	(23,557)

Cash flows from financing activities
Dividends paid	(2,893)	(2,700)	(5,317)	(4,488)
Payment of lease liabilities	(35)	(39)	(72)	(79)
Repayments gold loan	-	(3,698)	-	(3,698)
Shares issued - equity raise (net of transaction cost)	4,834	-	15,658	-
Loan note instruments - Motapa payment	(1,288)	-	(6,687)	-
Loan note instruments - Solar bond issue receipts	2,500	-	7,000	-
Net cash from/(used in) from financing activities	3,118	(6,613)	10,582	(8,441)

Net decrease in cash and cash equivalents	(6,067)	(3,321)	(4,216)	(4,952)
Effect of exchange rate fluctuations on cash and cash equivalents	(30)	(247)	(187)	(451)
Net cash and cash equivalents at beginning of the period	3,190	14,430	1,496	16,265
Net cash and cash equivalents at end of the period	(2,907)	10,862	(2,907)	10,862

Cash flows from operating activities in the Quarter are detailed in note 23 to the Interim Financial Statements. Cash inflows from operations before working capital changes in the Quarter was $4.9 million, compared to $13.5 million in the comparative quarter.

Cash flows from operations before working capital changes were negatively affected during the Quarter by lower production and higher costs. Blanket continued to make a positive cash contribution of $8 million; the Bilboes oxide mine contributed a cash outflow of $2.1 million.

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Working capital increased by $4.8 million in the Quarter, which was due primarily to payments of $4 million to legacy creditors taken on in the acquisition of Bilboes Gold Limited (“Bilboes Gold”) on January 6, 2023. Working capital was also adversely affected by the accumulation in the last few weeks of the Quarter of 995 ounces of gold with a realisable value of approximately $1.9 million due for export to a foreign refiner in July 2023.

The acquisition of property plant and equipment relates to the investment at Blanket as discussed further in section 4.7; the investment in exploration and evaluation assets relates to the Bilboes oxide acquisition and the ongoing exploration work at Motapa and Maligreen.

Dividends for the Quarter comprise $2.9 million paid to shareholders of the Company. A dividend of 14 cents per share was announced on July 3, 2023.

In March and April 2023, the Company conducted equity raises by way of placings targeting institutional investors in the UK, Europe, South Africa and Zimbabwe. This gave rise to an inflow in the previous quarter of $10.8 million, after expenses in respect of depositary interests that were issued to investors in the UK, Europe and South Africa. A further $5.85 million was received during the Quarter in respect of depositary receipts that were issued to investors in Zimbabwe.

Bonds have been issued by Caledonia Mining Services (Private) Limited (“CMS”), the subsidiary that owns the solar plant. Solar bond issue receipts to the value of $2.5 million were issued by CMS in the Quarter. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company, and all are issued to Zimbabwean registered commercial entities.

The $1.3 million loan note payment represented the settlement of part of the outstanding consideration in respect of the purchase of the Motapa exploration and evaluation project in 2022. The remainder of the loan notes was settled at the start of July 2023.

The effect of exchange rate fluctuations on cash held reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected financial assets and liabilities.

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The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2022 prepared under IFRS.

Summarised Consolidated Statements of Financial Position (Unaudited)
($’000’s)	As at	Jun-30	Dec-31
		2023	2022
Total non-current assets		269,286	196,764
Inventories		18,454	18,334
Prepayments		3,940	3,693
Trade and other receivables		8,560	9,185
Income tax receivable		103	40
Cash and cash equivalents		12,785	6,735
Derivative financial assets		763	440
Total assets		313,891	235,191
Total non-current liabilities		13,779	9,291
Loan notes payable – short term portion		771	7,104
Lease liabilities – short term portion		136	132
Trade and other payables		17,161	17,454
Income tax payable		2,511	1,324
Cash-settled share-based payments - short term portion		660	1,188
Overdraft		15,692	5,239
Total liabilities		50,710	41,732
Total equity		263,181	193,459
Total equity and liabilities		313,891	235,191

The acquisition of Bilboes Gold increased the exploration and evaluation assets by $69.6 million. Property, plant and equipment additions at Blanket amounted to $5.9 million in the Quarter and predominantly related to infrastructure development at 30 and 34 level and the construction of the new tailings storage facility at Blanket (“TSF”).

Inventories include 995 ounces of gold which was held by FGR in transit to Al Etihad Gold refinery DMCC (“AEG”) which was sold in July 2023. Prepayments represent deposits and advance payments for goods and services. $1.1 million of prepayments related to construction work on the new TSF which is discussed in section 4.7. Prepayments further increased by $0.8 million due to RTGS$ suppliers requiring larger deposits to protect against the weakening of the RTGS$ rate against the USD.

Trade and other receivables are detailed in note 17 to the Interim Financial Statements and include $5.3 million (December 31, 2022: $7.4 million) due from FGR in respect of gold deliveries prior to the close of business on June 30, 2023. All outstanding amounts due from FGR were received in full after the end of the Quarter. $2.4 million (December 31, 2022: $1 million) was due from the Zimbabwe Government in respect of VAT refunds.

Trade and other payables at Quarter end marginally decreased from December 31, 2022. On the completion of the acquisition of Bilboes Gold, trade and other payables amounting to $4.1 million were acquired of which $4 million was settled in the Quarter.

Overdrafts increased due to short term funding requirements and are expected to reduce by December 31, 2023. Expiration dates and terms of the overdrafts are set out in section 7 (Financing).

Most cash-settled share-based payments due to staff as at Dec 31, 2022 were settled in the Quarter. On April 7, 2023 the Company made awards of 79,894 PUs and 93,035 EPUs to certain management and employees within the Group pursuant to the provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”).   The short-term portion of the cash-settled share-based payment liability is in respect of awards made to certain employees at Caledonia, CMSA and Blanket in terms of the OEICP. The awards (other than those made to certain executive officers (the “NEOs”) in 2023 which only settle in shares) can be settled in cash or, subject to conditions, shares at the option of the recipient.

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The table below illustrates the distribution of the consolidated cash across the jurisdictions where the Group holds its cash:

Geographical location of cash ($’000’s)

As at	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2022	2022	2023	2023
Zimbabwe	883	(2,160)	(9,749)	(7,373)
South Africa	932	694	1,107	834
UK/Jersey	4,352	2,962	11,831	3,632
Total net cash and cash equivalents	6,167	1,496	3,189	(2,907)

Included in the cash and cash equivalents is a restricted cash amount of US$0.9 million (denominated in RTGS$) held by Blanket which has been earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on February 28, 2023 in RTGS$ and has a 120-day conversion tenure. The full amount was settled to CMSA on July 3, 2023 in South African rands.

US$1 million was held as a minimum cash balance in Jersey until the final repayment of the Motapa loan notes were made on July 3, 2023.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The amounts are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2021	2021	2022	2022	2022	2022	2023	2023
Revenue	33,496	32,136	35,072	36,992	35,840	34,178	29,435	37,031
Profit/(loss) attributable to owners of the Company	6,939	4,222	5,940	11,378	8,614	(8,029)	(5,030)	(513)
EPS – basic (cents)	56.8	33.3	44.6	87.7	63.3	(62.2)	(30.3)	(0.6)
EPS – diluted (cents)	56.7	33.3	44.6	87.7	63.3	(62.2)	(30.2)	(0.6)
Net cash and cash equivalents	34,178	16,265	14,430	10,862	6,167	1,496	3,189	(2,907)

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4.	OPERATIONS

4.1.1	Safety, Health and Environment –

Blanket

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023
Fatal	0	0	1	0	0	0	1	0
Lost time injury	0	2	0	2	1	1	0	5
Restricted work activity	1	1	0	1	1	2	6	7
First aid	1	0	2	3	0	0	1	0
Medical aid	6	8	6	3	1	2	4	0
Occupational illness	0	0	0	0	0	0	0	0
Total	8	11	9	9	3	5	12	12
Incidents	26	10	9	10	14	6	14	3
Near misses	6	2	4	7	6	1	4	4
Disability Injury Frequency Rate	0.12	0.24	0.12	0.36	0.22	0.33	0.80	1.35
Total Injury Frequency Rate	0.98	1.58	1.07	1.08	0.34	0.56	1.36	1.35
Man-hours worked (000’s)	1,629	1,643	1,686	1,672	1,788	1,801	1,760	1,780

No fatality was recorded in the Quarter; on August 8, 2023 Caledonia reported that an employee of a company contracted to Blanket died of injuries sustained in an accident at Blanket.

The number of incidents as reflected in the Total Injury Frequency Rate increased in the Quarter. Although we believe that Blanket’s safety performance compares favourably with other deep level underground gold mines, the safety performance at Blanket could be better. The Nyanzvi 2 initiative (discussed below) is designed to focus on increasing safety awareness and reinforce strict adherence to prescribed safety procedures.

The Blanket Mine Nyanzvi Nation Building Initiative

During the Quarter, Nyanzvi 1 training sessions were held for all the new employees. There was also a co-creation workshop for Nyanzvi 2 which will focus on team, personal, business skills, management systems (daily, weekly and monthly), incentives, monthly rewards and recognition and will be rolled out in the third quarter of 2023. This programme is intended to address the skills shortages, and behavioural and training deficits that have contributed to production issues in the Quarter and the preceding quarter. An industrial theatre group was established to improve safety behaviour with an emphasis on every employee being their co-workers' safety keepers and practising stop think fix and continue. This programme is strengthened through on the job training of the poor performing supervisors and teams led by seasonal experienced mining professionals that were sourced from industry.

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Bilboes oxide mine

The following safety statistics have been recorded for the Quarter and the preceding quarter since acquisition.

Bilboes Oxide Mine Safety Statistics
Classification	Q1 2023	Q2 2023
Minor injury	0	2
Lost time injury	0	0
Occupational Health	0	0
Property Damage Incidents	6	6
Environmental Incidents	1	2
Total	7	10
Incidents	9	15
Near misses	2	5
Lost Time Injury Frequency Rate	0	0

4.2	Social Investment and Contribution to the Zimbabwean Economy - Blanket

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government
($’000’s)
Period	Year	CSR Investment	Payments to GCSOT	Payments to Zimbabwe Government (excl. royalties)	Royalties	Total
Year	2013	2,147	2,000	15,354	4,412	23,913
Year	2014	35	-	12,319	3,522	15,876
Year	2015	50	-	7,376	2,455	9,881
Year	2016	12	-	10,637	2,923	13,572
Year	2017	5	-	11,988	3,498	15,491
Year	2018	4	-	10,140	3,426	13,570
Year	2019	47	-	10,357	3,854	14,258
Year	2020	1,689	184	12,526	5,007	19,406
Year	2021	1,163	948	16,426	6,083	24,620
Year	2022	888	1,200	19,184	7,124	28,396
Q1	2023	258	-	3,769	1,471	5,498
Q2	2023	326	-	3,356	1,856	5,538

CSR initiatives fall under seven pillars of education, health, women empowerment and agriculture, environment, charity, youth empowerment and conservation.

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The main CSR programme at Blanket relates to the refurbishment of the maternity clinic, the primary and secondary schools and the youth centre at Sitezi, which is located approximately 17 km from Blanket. Activities in respect of this project during the Quarter include:

•	renovations of five classrooms, three offices, one computer laboratory, and one science laboratory at Sitezi Secondary School. The renovations include redoing skirting, aproning, and re-flooring for all the classrooms and laboratories, underpinning four classrooms that were unstable, roofing of all the classrooms, offices and laboratories. Electrical tubing was done for all the classrooms and laboratories and IT connections installed in the computer laboratory.

•	a new septic tank was installed and the soak-away constructed at the clinic. These two facilities will serve the whole clinic complex including the waiting mothers’ shelter that will be constructed.

•	the secondary school pumphouse was extended to create room for the new pump and engine.

•	a key component of the Sitezi project is the provision of solar power primarily to the clinic to maintain the cold chain for medical supplies and samples and to provide lighting and power for the schools. Clearing of the wayleave and setting up of the overhead power line began in the Quarter.

•	to ensure a secure and stable supply of water for the Sitezi irrigation scheme, Blanket continued supplying irrigation water to the garden from Smiler shaft. The water augmentation project to connect four boreholes to the garden began in the Quarter and excavation of the pipeline joining the four boreholes to the garden was completed. Electrical installations such as the overhead power line, the transformer, and distribution boxes were installed. Pipes were procured and the project is expected to be completed next quarter.

Work on upgrading the Sabiwa Stadium to meet the requirements of the Zimbabwe Football Association for Division 1/Premier Soccer League stadia in the country continued. The stadium, which had been used exclusively by Sabiwa High School, will cater for footballing activities for the entire local community. Work on the stadium upgrade will be completed next quarter.

Blanket undertook road repairs of the old Gwanda Road, patching the potholes on the road, which developed because of the rains experienced early in the Quarter. The road was also graded and widened.

Under the conservation pillar, Dambari Wildlife Trust was granted $113,000 to carry out its work which also includes research. The grant is disbursed in tranches at given periods throughout the year upon request.

A dividend of $250,000 was paid to GCSOT in the Quarter. GCSOT has a 10% shareholding in Blanket.

4.3	Gold Production - Blanket

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2020	597,962	3.21	93.8	57,899
Q 1	2021	148,513	2.98	93.0	13,197
Q 2	2021	165,760	3.34	93.8	16,710
Q 3	2021	179,577	3.48	94.2	18,965
Q 4	2021	171,778	3.57	94.3	18,604
Year	2021	665,628	3.36	93.9	67,476
Q1	2022	165,976	3.69	94.1	18,515
Q2	2022	179,118	3.71	93.9	20,091
Q3	2022	198,495	3.53	93.6	21,120
Q4	2022	208,444	3.37	93.7	21,049
Year	2022	752,033	3.56	93.8	80,775
Q1	2023	170,721	3.11	93.8	16,036
Q2	2023	179,087	3.22	94.0	17,436
July	2023	71,419	3.63	93.6	7,829

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Gold production for the Quarter was 13.2% lower than the comparative quarter due to the lower realised grades and the tonnes mined and milled being less than planned. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A.

7,829 ounces of gold were produced in July, which equates to an annualised production rate of over 90,000 ounces and confirms the production rates required to achieve the guidance of between 75,000 - 80,000 ounces of gold in 2023.

4.4	Underground - Blanket

Tonnes milled in the Quarter were similar to the comparative quarter. The recovered grade for the Quarter was 13.3% lower than the exceptionally high-grade in the comparative quarter but was in-line with plan.

Lower than expected production in the Quarter was due to:

•	a lack of flexibility in terms of available stoping faces due to lag in development at the beginning of the Quarter caused by flooding of the decline at Eroica. The situation improved when Eroica 870 and Blanket 750 sections came into full production in June 2023;

•	big boulders were experienced in Blanket Feudal 510, and Blanket Quartz Reef 320 due to sloughing of the hanging wall. This have been addressed by the introduction of draw point systems in the respective areas and removing the quartz schists with the ore bearing reef improving tonnage throughput;

•	poor fragmentation which resulted in an increased incidence of large boulders which required secondary blasting. This was addressed by reducing burden and spacing in long hole drilling and the adoption of emulsion for long hole blasting. Significant improvement was noted as the Quarter progressed;

•	tramming breakdowns on 14 level and 18 level which meant that broken ore could not be moved easily to surface. A track repair and maintenance action plan were initiated to address tracking logistics in the Quarter and the aging fleet of granby cars was refurbished and replaced: 10 new 2 tonne cars and 4 new 4 tonne cars were procured and dispatched underground to improve logistics.

•	commissioning problems with the ore pass system causing hold-ups at Central Shaft and resulted in long tramming distances as ore had to be transported to the No 4 Shaft ore pass system adversely affected hoisting availability. Several measures were put in place which include the development of ore pass inspection accesses on 30 and 34 level. Ore movement from ARS and Blanket 930 sections to No 6 Shaft was also introduced to improve efficiencies in logistics; and

•	tramming constraints due to large boulders at the 26-level grizzly. The introduction of ore movement to No 6 Shaft and a tipping point at 840m at AR South to screen for big boulders alleviated the challenge. The installation of a rock breaker which was completed in mid-July is part of the permanent solution to reducing the size of the boulders and improving logistics underground.

The outlook is positive in terms of production output due to increased flexibility in mining areas and intensive on the job training and coaching, and management control systems initiatives that has been implemented in the second quarter and going forward to improve technical skills of all production employees focussing on the new employees and the poor performers.

4.5	Metallurgical Plant

Recoveries in the Quarter were 94.0% compared to 93.9% in the comparative quarter; the tail grade of 0.192g/t was lower than achieved in previous quarters and demonstrates the efficiency of the metallurgical plant in terms of overall recoveries.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparative quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

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i.	On-mine cost per ounce[3], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[7], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e., at offices in Harare, Johannesburg and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue; and

iii.	All-in cost per ounce[7], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per ounce of gold sold
(US$/ounce)
	Bilboes Oxide Mine				Blanket Mine				Consolidated
	3 months ended June 30		6 months ended June 30		3 months ended June 30		6 months ended June 30		3 months ended June 30		6 months ended June 30
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
On-mine cost per ounce[8]	3,905	-	6,372	-	915	692	951	695	1,084	692	1,135	695
All-in sustaining cost per ounce[8]	4,005	-	6,470	-	1,198	984	1,204	918	1,357	984	1,383	918
All-in cost per ounce[8]	4,026	-	8,977	-	1,470	1,560	1,473	1,578	1,614	1,560	1,727	1,578

A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-mine cost

On-mine cost comprises labour, electricity, consumables, and other costs such as security and insurance. Production costs are detailed in note 7 to the Interim Financial Statements. On-mine costs include the procurement margin paid to CMSA and represents a fair value that Blanket would pay for consumables if they were sourced from a third party.

On-mine cost per ounce for the Quarter was 63.3% higher than the comparative quarter due to the increased production costs as discussed in section 3 of this MD&A.

All-in sustaining cost

All-in sustaining cost includes inter alia administrative expenses incurred outside Zimbabwe and excludes the intercompany procurement margin and the benefits of solar power as this reflects the consolidated cost incurred at the Group level. Accordingly, the all-in sustaining cost can only be calculated at a consolidated level and not at the level of individual operations. The all-in sustaining cost per ounce for the Quarter was 37.9% higher than the comparative quarter due to the higher on mine costs as discussed in section 3 of this MD&A which was mitigated by lower sustaining capital expenditure and an increase in the intercompany procurement margin (which is deducted from on-mine costs for the purposes of calculating the consolidated AISC).

________________________

3On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to section 10 for a reconciliation of these amounts to IFRS.

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All-in cost

All-in cost includes investment in expansion projects at Blanket and Bilboes which remained at a high level in the Quarter due to the continued investment, as discussed in section 4.7 of this MD&A. All-in cost does not include pre-feasibility investment in exploration and evaluation projects.

4.7	Capital Projects - Blanket

The main capital development project is the infrastructure which will allow for three new production levels (26, 30 and 34 levels) below the current operations; a fourth level (38 level) to be added in due course via a twin decline that commenced in February this year. 5,207 development metres were achieved in the Quarter compared to 4,160 metres in the previous quarter.

Work on key development areas in the Quarter is detailed below:

•	30 and 34 level Central Shaft development: The northern and southern haulages on 30 and 34 level progressed well for the Quarter with a total of 547m. The 30 level northern haulage is within 180m of reaching the Eroica orebody and has been put on the priority ends list for the third quarter.

•	Eroica decline 3: The decline development has been behind schedule due to logistical issues but in the Quarter there was an improvement with an advance of 107.8m. Issues of flooding, and air, and water supply challenges affected the advances. The decline reached 885m and in the third quarter the target is to reach 900m. Decline development will be stopped to cater for up-dip development from 990m (30 level), which is expected to result in a saving against planned capital expenditure.

•	930 2 Orebody Hanging Wall Haulage (“2OBHW”): The development of the haulage was slowed down during the Quarter due to waste handling challenges because of the ore pass hold-ups at Central Shaft but the overall advance was 127.8m. The haulage will continue so that the southern extension of the 2OBHW can be exposed for production. The haulage is also important for the establishment of an access crosscut to link 6 Shaft on 930m.

•	34 – 38 level twin declines: The twin declines are earmarked to access the Blanket orebodies on 38 level. The development of the declines will open up mining opportunities below 34 level with one serving as an access route where a chairlift system will be installed, and the other as a return airway system where a conveyor system will be installed. In the Quarter a total advance of 214m was achieved.

•	35 level Central Shaft: At 35 level Central Shaft the construction of the bulkheads below tip 1 and tip 2 were completed at the start of the Quarter. The 34 and 35 level clear and dirty water dams are still under construction and are expected to be completed by the end of the third quarter.

•	35 level conveyor: The conveyor loading system which was powered by compressed air was successfully converted to a hydraulic operated system during the Quarter. The outstanding work is the subsequent conversion of the spillage loading system from compressed air to hydraulics.

The existing TSF at Blanket is reaching the end of its life accordingly a new TSF is required to allow production to continue. The design parameters for the new facility include:

•	capacity of 13 million tonnes which is anticipated to be adequate for 14 years of production at current deposition rate;

•	“upstream” design, due to the limited space;

•	clear water dam and tailings facility will be lined with a double lining (geotextile and clay liner) and polyurethane liner respectively to avoid contamination of ground water;

•	the design includes new piping and new pumps for a gland service water and return water system with instrumentation;

•	new boreholes for monitoring around the facility; and

•	a waste embankment between the TSF and the village for dust prevention.

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The anticipated cost of the new TSF is $25.1 million which will be incurred over 3 years. Work on the TSF commenced in March 2023 and it is expected that the first phase of the project will be completed in the third quarter of 2023 to allow limited deposition on the new TSF in parallel with further deposition onto the existing TSF until it reaches its maximum capacity.

4.8	Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket and received a Certificate of Compliance from the Zimbabwe Government which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

Following the appointment of President Mnangagwa in 2017 the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans at June 30, 2023 was $13.4 million (December 31, 2022: $15 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. The dividends attributable to GCSOT, which holds 10% of Blanket, were withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013.

The final payment to settle the advance dividend loan to GCSOT was made on September 22, 2021. Dividends to GCSOT after that date are unencumbered.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 6 to the Interim Financial Statements.

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4.9	Bilboes

Sulphides feasibility study

The main objective at Bilboes is to construct a large, open-pit operation to extract sulphide mineralisation. A feasibility study in respect of the Bilboes sulphide project was prepared by the previous owners which targeted mine and processing operations to produce an average of 168,000 ounces of gold per annum over a 10-year mine life. Caledonia has commissioned its own feasibility study for the sulphide project reflecting the prevailing economic environment for capital and operating costs and a revised outlook for the gold price. The feasibility study will identify the most judicious way to commercialise the project in terms of maximising the uplift in value for Caledonia shareholders and this may result in the project potentially being implemented on a phased basis.

Oxide mining activities

In the fourth quarter of 2022, a small operation was started to mine and process oxide mineralisation at Bilboes. The oxide mining activities were restarted predominantly with the objective to generate cash flows to pay for the existing cost structures at Bilboes Holdings (Private) Limited (“Bilboes Holdings”), the operating company for Bilboes, and this would have an added benefit of reducing the waste-stripping required for the later planned sulphide project. The oxide mine was expected to produce between 12,500 and 17,000 ounces of gold in 2023 at an on-mine cost of between $1,200 and $1,320 per ounce.

In the preceding quarter the target mineralisation area which had been identified using old information obtained from the previous owners (i.e. not the vendors from whom Caledonia purchased the project) was found not to exist. Mining activity moved to other target areas in the Quarter where the target oxide mineralisation is based on relatively recent drill data for the oxide mineralisation. However, the large amount of waste-stripping that needed to be done to access the oxide production areas proved too costly. A decision was made to halt the mining of oxides at the end of September 2023 and continue when the waste-stripping for the sulphide project commences, as was the intention in the original plan of the feasibility study. Notice of termination of the oxide mining has been served on the contractor and mining will stop at the end of September 2023 and leaching of ore placed on the heap leach will continue until December 2023.

Production guidance for the oxide mining activities was withdrawn in the Quarter.

Bilboes Oxides: Operating Statistics
		6 months to June 30, 2023	3 months to June 30, 2023
Waste mined	(t)	1,500,572	952,852
Ore mined	(t)	93,886	89,206
Ore grade	(g/t)	1.17	1.19
Contained gold	(g)	109,484	105,740
Gold sales	(g)	36,497	33,476
Gold sales	(oz)	1,181	1,076
Strip Ratio		16	11

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4.10	Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarized as follows:

•	Although there continues to be a shortage of foreign currency in Zimbabwe, Blanket has had satisfactory access to foreign exchange to date.

•	The rate of local currency (known as “RTGS Dollars” or “RTGS$”) annual inflation increased from 61% by January 2022 to 105% by June 2023. A high rate of RTGS$ inflation has little effect on Blanket’s operations because Blanket’s employees are paid in US Dollars and a large portion of Blanket’s other inputs are denominated in US Dollars.

•	Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and RTGS$ accounts which can only be used for domestic transactions.

•	On February 20, 2019 the RBZ allowed limited inter-bank trading between currency held in the RTGS$ system and the FCA system. Prior to this, the RBZ had stipulated that a Dollar in the RTGS$ system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter end since the introduction of the interbank rate in February 2019 is set out below. The very large devaluation of the RTGS$ in the Quarter resulted in foreign exchange losses arising on receivables denominated in RTGS$ - mainly amounts owing in respect of the RTGS$ component of revenues and the VAT refund receivable.

Interbank Exchange Rates (RTGS$:US$1)
February 20, 2019	2.50
March 31, 2019	3.00
June 30, 2019	6.54
September 30, 2019	15.09
December 31, 2019	16.77
March 31, 2020	25.00
June 30, 2020	57.36
September 30, 2020	81.44
December 31, 2020	81.79
March 31, 2021	84.40
June 30, 2021	85.42
September 30, 2021	87.67
December 31, 2021	108.66
March 31, 2022	142.42
June 30, 2022	370.96
September 30, 2022	621.89
December 31, 2023	684.33
March 31, 2023	913.67
June 30, 2023	5,739.80
July 31, 2023	4,511.93

•	In June 2021 the RBZ announced that companies whose shares are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 kg per month (approximately 57,000 ounces per annum). In addition, the payment of the increased US Dollar proceeds for incremental production was backdated to July 1, 2021. As Blanket has increased its production from approximately 58,000 ounces of gold in 2020 to 80,000 ounces of gold, a listing on the VFEX meant at the time that Blanket received approximately 71.5% of its total revenues in US Dollars and the balance in local currency. Accordingly in December 2021 Caledonia obtained a secondary listing on the VFEX. Blanket has received all amounts due in terms of the policy until it changed on February 6, 2023.
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•	On February 3, 2023, the RBZ issued Exchange control directive RY002/2023 stating that with effect from February 6, 2023, the US$ export retention threshold across all sectors, including companies listed on the VFEX, had been standardized to 75% of export proceeds. The incremental export incentive scheme was also discontinued with effect from February 1, 2023. The Company is currently awaiting formal confirmation from the RBZ that the directive RY002/2023 does not apply to new projects and therefore the Bilboes project would be able to keep 100% of its revenues in US Dollars.

•	Throughout these developments and to the date of issue of the Interim Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

•	Since listing on the VFEX and following completion of the Bilboes acquisition, Caledonia has evaluated various avenues to achieve the direct export of its gold. In April 2023 the Company successfully implemented a mechanism whereby gold produced by Blanket is exported directly by Caledonia to a refiner outside Zimbabwe, which makes payment directly into Caledonia's bank account in Zimbabwe. Unrefined gold continues to be processed at FGR, a subsidiary of RBZ, on a toll-treatment basis, in accordance with requirements of the Zimbabwe government for in-country refining and to allow the Zimbabwe authorities full visibility over the gold produced and exported by Caledonia. From April 2023, Blanket has exported gold under the gold dealing licence that is held by FGR to a refinery outside Zimbabwe which undertakes the final refining process and sells the gold on behalf of Caledonia. Caledonia receives the proceeds of the gold sales directly into its bank account in Zimbabwe within a few days of delivery to the final refiner. This arrangement in respect of production from Blanket Mine complies with the current requirements to pay a 5% royalty and that Blanket continues to receive 75% of its revenues in US Dollars and the balance in local currency.

•	Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales.

Electricity supply

The poor quality of electricity supply from the Zimbabwe Electricity Supply Authority (“ZESA”) is the most significant production risk at Blanket. During the Quarter, Blanket experienced interruptions to its power supply from the grid due to an imbalance between electricity demand and supply.

The supply from the grid is also subject to frequent surges and dips in voltage which, if not controlled, may cause severe damage to Blanket’s electrical equipment. The continued deterioration in the ZESA supply means that the power factor regularly fell to 60%, which meant that Blanket was effectively paying for 100% of the power but received only 60% and the power supply is subject to outages.

In the absence of equipment to control these surges, Blanket needs to switch to diesel power to allow mining and processing activity to continue, but generator use increases production costs and capital expenditure.

The following initiatives have been implemented by Blanket to alleviate the power challenges:

•	Over recent years increased its diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects but only on a stand-by basis.

•	Installed two 10MVA auto tap transformers on the ZESA supply line to protect equipment at No. 4 Shaft and the main metallurgical plant from voltage fluctuations on the incoming grid supply.

•	Two further 10MVA auto tap transformers were installed to protect equipment at Central Shaft

•	Caledonia’s 12.2 MWac solar plant, fully commissioned in early February 2023, provides approximately 24% of Blanket’s average daily electricity demand. The plant has been providing power to Blanket from its initial connection to the Blanket grid in November 2022. The project was completed at a cost of $14.2 million in 2023 (cost includes construction costs and other project planning, structuring, funding and administration costs). This is discussed further in section 4.13.
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•	In April 2023 Blanket entered into a power supply agreement with the IEUG and the Zimbabwean power utility to allow the IEUG to obtain power outside of Zimbabwe and strengthen the Zimbabwean power grid. As a result of this arrangement, Blanket has paid a lower tariff for IEUG supplied energy from April 2023 but it has not improved the power quality received at Blanket due to the continued difficulty with the Zimbabwe grid.

Management is investigating options to alleviate the instability in the utility supply and further reduce the cost of diesel generator usage to supplement low voltage occurrences and power outages.

Water supply

Blanket uses water in the metallurgical process. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2022/2023 rainy season has been adequate, and management believes the water supply is satisfactory.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket and Caledonia are as follows:

•	A royalty is levied on gold revenues at a rate of 5% if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200. With effect from January 1, 2020, the royalty is allowable as a deductible expense for the calculation of income tax. On October 9, 2022, the Zimbabwean government announced that 50% of royalty payments will be payable in gold. The announcement was effective October 1, 2022 but no guidance has been received from government on how this will be implemented. Management does not expect a material effect due to this announcement.

•	With effect from February 4, 2022 the 5% royalty was payable in the same proportions of currencies as revenues are received.

•	Income tax is levied at 24.72% (2022: 24.72%) on taxable income as adjusted for tax deductions. The main adjustments to taxable income for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. 100% of all capital expenditure incurred in the year of assessment is allowed as a deductible expense. As noted above, the royalty is deductible for income tax purposes with effect from January 1, 2020. The calculation of taxable income is performed using financial accounts prepared in USD and RTGS$ with actual payments split between USD and RTGS$ based on the proportions in which income was received. Large devaluations in the RTGS$ to the USD reduce the deferred tax liability a significant portion of which was translated at a rate of 1USD:1RTGS$.

•	Withholding tax is levied on certain remittances from Zimbabwe i.e., dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

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4.11	Solar project

As noted in section 4.10, Blanket suffers from unstable grid power and load shedding which results in frequent and prolonged power outages. In late 2019 Caledonia initiated a tender process to identify parties to make proposals for a solar project to reduce Blanket’s reliance on grid power. In 2020, the Caledonia board approved the project and the Company raised $13 million (before commission and expenses) to fund the project through the sale of 597,963 shares at an average price of $21.74 per share. Caledonia’s 12.2 MWac solar plant was connected to the Blanket grid in November, 2022 and was fully commissioned in early February 2023 at a construction cost of $14.2 million.

At the date of the approval of this MD&A the plant provides approximately a quarter of Blanket’s total electricity requirement during the day.

In December 2022, the Caledonia board approved a proposal for CMS (which owns the solar plant) to issue bonds up to a value of $12 million. The decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company and up to the date of this MD&A $7 million of bonds have been issued to Zimbabwean commercial entities by CMS.

4.12	Opportunities and Outlook

Production Guidance

Consolidated production guidance for Blanket in 2023 is unchanged at between 75,000 - 80,000 ounces. Production guidance of 12,500 - 17,000 ounces from the Bilboes oxide mine was withdrawn in April 2023.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

The on-mine cost per ounce at Blanket in the Quarter was $915 which is higher than the guidance range of $770 to $850 per ounce. It is expected that on-mine cost per ounce at Blanket will reduce over the remainder of the year as production increases. Accordingly, this guidance is maintained for the year to December 31, 2023.

Guidance for cost per ounce at the Bilboes oxide mine is withdrawn as production guidance has also been withdrawn.

Guidance for consolidated AISC per ounce was between $1,150 and $1,250 per ounce. AISC is significantly affected by activities at the Bilboes oxide mine in respect of which production and cost guidance has been withdrawn. Accordingly, guidance for AISC is re-stated to exclude production and related production costs at Bilboes oxide mine. AISC excluding bilboes oxides is expected to be in the range of $1,050 to $1,150 per ounce.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

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Capital Expenditure

Capital expenditure at Blanket in 2023 is budgeted to be $31.3 million (inclusive of CMSA’s mark-up). Capital expenditure includes:

•	New TSF (first phase) - $12.7 million;

•	Capital development at 30 and 34 levels - $9.8 million;

•	Utilities for the Central Shaft infrastructure - $3.3 million;

•	Information technology infrastructure - $1 million;

•	Mill and surface engineering - $2.6 million; and

•	Staff housing - $500,000.

In addition, the proceeds of the equity raises are expected to be used for the Bilboes feasibility study, starting a shared services centre in Zimbabwe, establishing an international procurement arm to supply future operations, and furthering exploration drilling at Motapa and Maligreen.

Strategy

The immediate strategic focus is to:

•	maintain production at Blanket at the targeted range of 75,000 - 80,000 ounces for 2023;

•	continue deep level drilling at Blanket with the objective of further upgrading inferred mineral resources, thereby extending the life of mine;

•	complete the Caledonia feasibility study on the Bilboes sulphide project to determine the best implementation strategy and estimate the funding requirements and commence development of the sulphide project; and

•	commence exploration at Motapa.

5	EXPLORATION

Caledonia’s exploration activities are focussed on Blanket and Motapa.

Blanket

Encouraging results were received during the Quarter from the ongoing underground drilling program at Blanket Mine which currently targets the Eroica ore body. Initial results indicate that the Eroica ore body has better grades and widths than expected.

Highlights of the results include:

Hole Identifier	Orebody Name *	Orebody Intersection		Core Length (m)	True width (m)	Gold Grade (g/t)	Orebody Intersection depth from surface (m)	End of Hole Depth (m)

		From (m)	To (m)
ERC750EX2303	ERCN_HW	262.7	278.3	15.6	8.6	15.56	891.4	356.3
ERC750EX2301	ERCN_HW	263.8	281.2	17.4	13.44	6.62	914.9	352.2
ERC750EX2206	ERCN_HW	203.9	246.5	42.6	22.32	4.03	870.3	281.3

* ERCN_HW - Eroica North Hanging Wall

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The complete drilling results and locations are provided on the Company website: https://polaris.brighterir.com/public/caledonia_mining/news/rns_tool/story/w3j603x.

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, reviewed and approved the scientific and technical information contained in the announcement of the results. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) and the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“Subpart 1300”).

Motapa

Substantive exploration work at Motapa can commence after an Environmental Impact Assessment (“EIA”) has been approved by the Zimbabwe authorities. An EIA report was submitted in July 2023 and certification is anticipated at the end of August 2023 paving way for exploration work to commence.

The Motapa exploration program has been split into three work phases.

Phase 1 is the initial data gathering and target identification with limited physical exploration drilling taking place. Phase 1 is focussed on identifying shallow oxide mineralisation which can potentially be exploited in the near term. The Phase 1 budget totals $2.8m over a 12-to-18-month period.

The Phase 2 exploration entails exploration for oxide mineralisation in new areas of the exploration lease areas from targets generated through geochemical soil sampling, geological mapping and data analysis. Phase 2 is planned to commence during the first 6 months of 2024.

Phase 3 exploration entails the exploration of the deeper lying sulphide mineralisation at Motapa and will be achieved through a combination of reverse circulation and diamond drilling. Phase 3 is planned to commence at a later date still to be determined.

6.	INVESTING

An analysis of investments is set out below.

	2020	2021	2022	2023	2023
($’000’s)	Year	Year	Year	Q1	Q2
Total investment – Property, plant and equipment	24,778	31,269	47,432	3,111	6,008
Blanket	24,315	29,323	34,267	2,610	5,938
Solar	372	1,581	12,198	16	-
Other	91	365	967	485	70

Total investment – Exploration and evaluation assets	3,058	1,582	1,467	69,697	140
Bilboes Gold	-	-	-	69,553	-
Connemara North	300	163	4	-	-
Glen Hume	2,661	1,176	-	-	-
Maligreen	-	-	1,430	144	59
Other Satellite properties	97	243	33	-	81

Investment in property, plant and equipment at Blanket is discussed in section 4.7 of this MD&A; investment in exploration and evaluation assets is as set out in section 5.

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold, the parent company of Bilboes Holdings. The total consideration was agreed at 5,123,044 Caledonia shares which equated to a consideration of $65.7 million at completion and a 1% net smelter royalty.

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7.	FINANCING

Operating and investing activities at Blanket in the Quarter were funded by Blanket's operating cashflows and from Blanket’s overdraft facilities which were as set out below at June 30, 2023.

Overdraft facilities
Lender	Date drawn	Principal value	Balance drawn at June 30, 2023	Repayment terms	Security	Expiry
Stanbic Bank Limited	Jan-23	RTGS$350 million	Nil	On demand	Unsecured	Feb-24
Stanbic Bank Limited	Jan-23	$4 million	$4 million	On demand	Unsecured	Feb-24
CABS Bank	Apr-22	$2 million	Nil			May-23
Ecobank	Nov-22	$7 million	$6.5 million	On demand	Unsecured	Oct-23
Nedbank	Dec-22	$3,5 million	$2.8 million	On demand	Unsecured	Oct-23
Nedbank	Apr-23	$3,5 million	$3 million	On demand	Unsecured	Apr-24

Subsequent to Quarter end CABS renewed an unsecured US$2 million overdraft facility with Blanket.

As at the date of approval of this MD&A $7 million of bonds in the form of loan notes were issued by CMS as discussed in section 4.12.

Loan notes as consideration for the purchase of Motapa of $1.6 million were repaid in June 2023 with the balance of $575k repaid in early July 2023.

Equity raises

The Company conducted equity raises by way of placings in the preceding quarter and at the start of the Quarter which targeted institutional investors in the UK, Europe, South Africa and Zimbabwe. The equity raises were over-subscribed: depositary interests in respect of 781,749 shares were issued to institutional investors in the UK, Europe and South Africa on March 30, 2023 and Zimbabwe depositary receipts in respect of 425,765 shares were issued to investors in Zimbabwe on April 14, 2023. The placing price was $13.74 and the placings raised $16.6 million before expenses.

Mark Learmonth, Chief Executive Officer, and Toziyana Resources Limited, a company affiliated with Victor Gapare, an executive Director of the Company, subscribed for 3,587 shares and 11,000 shares respectively in the equity raise before the start of the Quarter.

The proceeds of the equity raises are expected to be used for the Bilboes feasibility study, a shared services centre in Zimbabwe, the establishment of an international procurement arm to supply future operations, and exploration drilling at Motapa.

Hedging

On December 22, 2022 the Company purchased put options to hedge 16,672 ounces of gold from February to May 2023, at a strike price of $1,750 per ounce, which therefore expired before the end of the Quarter.

On May 22, 2023 the Company purchased put options to hedge 28,000 ounces of gold from June to December 2023, at a strike price of $1,900 per ounce.

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged.

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8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources is set out below.

Liquidity and Capital Resources
($’000’s)
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
As at	2022	2022	2022	2022	2023	2023

Gold loan	3,322	-	-	-	-	-
Net cash and cash equivalents	14,430	10,862	6,167	1,496	3,189	(2,097)
Working capital	31,530	25,695	23,975	5,986	3,677	7,674

Movements in Caledonia’s net cash, overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods are detailed in section 7. The Company’s liquid assets as at June 30, 2023 plus anticipated cashflows exceeded its planned and foreseeable commitments as set out in section 9.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $13.4 million which are not reflected as loans receivable for IFRS purposes (refer to note 6 of the Interim Financial Statements). The Company had the following contractual obligations at June 30, 2023:

Payments due by period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	17,161	-	-	-	17,161
Provisions	-	677	597	2,453	3,727
Capital expenditure commitments	6,984	-	-	-	6,984
Lease liabilities	136	132	-	-	268
Cash-settled share-based payments	660	190	-	-	850

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold on to Blanket and ordered by Blanket.

Other than the proposed investment in the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the Central Shaft and the new TSF as discussed in section 4.7 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities and, in respect of the exploration properties, from Caledonia’s cash resources as augmented by the equity raises conducted in the Quarter and preceding quarter.

The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of June 30, 2023, the Group had liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $2.9 million (December 31, 2022: $2.8 million), Bilboes’ liability amounted to $0.7 million (December 31, 2022: $0 million), and Maligreen’s liability amounted to $0.14 million (December 31, 2022: $0.14 million)

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10.	NON-IFRS MEASURES

Throughout this document, we provide measures prepared in accordance with IFRS in addition to some non-IFRS performance measures. As there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We define below the non-IFRS measures used in this document and reconcile such non-IFRS measures to the IFRS measures we report.

10.1	Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note and accordingly differ from the previous basis of calculation. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

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Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s, unless otherwise indicated)
	Bilboes Oxides				Blanket Mine				Consolidated
	3 months ended June 30		6 months ended June 30		3 months ended June 30		6 months ended June 30		3 months ended June 30		6 months ended June 30
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Production cost (IFRS)	4,180	-	7,525	-	16,546	14,502	33,051	28,861	20,726	14,502	40,576	28,861
COVID-19 labour and consumable expenses	-	-	-	-	-	(164)	-	(164)	-	(164)	-	(164)
Cash-settled share-based expense	-	-	-	-	8	89	(386)	(424)	8	89	(386)	(424)
Less exploration and safety costs	-	-	-	-	(293)	(259)	(554)	(490)	(293)	(259)	(554)	(490)
On-mine admin costs, employee incentives and intercompany adjustments	-	-	-	-	136	(267	(162)	(642)	136	(267)	(162)	(642)
On-mine production cost*	4,180	-	7,525	-	16,397	13,901	31,949	27,141	20,577	13,901	39,474	27,141
Gold sales (oz)	1,071	-	1,181	-	17,911	20,091	33,603	39,048	18,982	20,091	34,784	39,048
On-mine cost per ounce ($/oz)	3,905	-	6,372	-	915	692	951	695	1,084	692	1,135	695

Royalty	107	-	116	-	1,856	1,854	3,327	3,612	1,963	1,854	3,443	3,612
Exploration, remediation and permitting cost	-	-	-	-	7	62	30	112	7	62	30	112
Sustaining capital expenditure#	-	-	-	-	2,734	3,734	3,713	4,194	2,734	3,734	3,713	4,194
Sustaining administrative expenses&	-	-	-	-	1,582	785	2,550	873	1,582	785	2,550	873
Silver by-product credit	-	-	-	-	(29)	(31)	(54)	(62)	(29)	(31)	(54)	(62)
Cash-settled share-based payment expense included in production cost	-	-	-	-	(8)	(89)	386	424	(8)	(89)	386	424
Cash-settled share-based payment expense	-	-	-	-	(9)	(8)	271	310	(9)	(57)	271	310
Equity-settled share-based payment expense	-	-	-	-	221	-	331	82	221	-	331	82
Procurement margin included in on-mine cost*	-	-	-	-	(1,285)	(392)	(2,055)	(850)	(1,285)	(392)	(2,055)	(850)

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Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s, unless otherwise indicated)
	Bilboes Oxides				Blanket Mine				Consolidated
	3 months ended June 30		6 months ended June 30		3 months ended June 30		6 months ended June 30		3 months ended June 30		6 months ended June 30
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
All-in sustaining cost	4,287	-	7,641	-	21,466	19,767	40,448	35,836	25,753	19,767	48,089	35,836
Gold sales (oz)	1,071	-	1,181	-	17,911	20,091	33,603	39,048	18,982	20,091	34,784	39,048
AISC per ounce ($/oz)	4,005	-	6,470	-	1,198	984	1,204	918	1,357	984	1,383	918

Non-sustaining administrative expenses&	-	-	2,900	-	1,602	2,123	3,672	4,406	1,602	2,123	6,572	4,406
Permitting and exploration expenses	-	-	-	-	1	23	19	41	1	23	19	41
Covid 19 expenses	-	-	-	-	-	164	-	164	-	164	-	164
Non-sustaining capital expenditure#	22	-	61	-	3,252	9,257	5,345	21,162	3,274	9,257	5,406	21,162
Total all-in cost	4,310	-	10,602	-	26,320	31,334	49,484	61,609	30,631	31,334	60,086	61,609
Gold sales (oz)	1,071	-	1,181	-	17,911	20,091	33,603	39,048	18,982	20,091	34,784	39,048
All-in cost per ounce ($/oz)	4,026	-	8,977	-	1,470	1,560	1,473	1,578	1,614	1,560	1,727	1,578

* The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party. The procurement margin on these sales is deducted from all-in sustaining costs and all-in costs as these numbers represent the consolidated costs at a group level, excluding intercompany profit margins.

& Administrative expenses relate to costs incurred by the Group to provide services for mining and related activities. From Q4 2022 administrative expenses have been allocated between AISC and all-in cost. Prior years have been restated in the MD&A.

# Non-sustaining costs are primarily those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. All other costs related to existing operations are considered sustaining.

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10.2	Average realised gold price per ounce

The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of average realised gold price per ounce
($’000’s, unless otherwise indicated)
	3 months ended June 30		6 months ended June 30
	2023	2022	2023	2022
Revenue (IFRS)	37,031	36,992	66,466	72,064
Revenues from sales of silver	(29)	(31)	(54)	(62)
Revenues from sales of gold	37,002	36,961	66,412	72,002
Gold ounces sold (oz)	18,981	20,091	34,784	39,048
Average realised gold price per ounce (US$/oz)	1,949	1,840	1,909	1,844

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10.3	Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS. Adjusted earnings per share is calculated by deducting payments to the Blanket Mine Employee Trust Services (Private) Limited (the company that owns 10% of Blanket’s shares on behalf of an employee trust), foreign exchange gains and losses, impairments, deferred tax and inventory write-downs from the profit attributable to the owners of the Company.

Reconciliation of Adjusted earnings (loss) per share (“Adjusted EPS”) to IFRS Profit attributable to owners of the Company
($’000’s, unless otherwise indicated)
	3 months ended June 30		6 months ended June 30
	2023	2022	2023	2022
Profit (loss) for the period (IFRS)	252	13,381	(4,018)	20,998
Non-controlling interest share of loss for the period	(764)	(2,003)	(1,524)	(3,680)
Profit (loss) attributable to owners of the Company	(512)	11,378	(5,542)	17,318
Blanket Mine Employee Trust adjustment	80	(185)	(35)	(440)
Earnings (loss) (IFRS)	(432)	11,193	(5,577)	16,878
Weighted average shares in issue (thousands)	18,083	12,757	18,083	12,757
IFRS EPS (cents)	(2.4)	87.7	(30.84)	132.3

Add back (deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	5,844	3,664	6,060	4,703
- less tax	(1,441)	(905)	(1,492)	(1,161)
- less non-controlling interest	(579)	(363)	(600)	(466)
Unrealised net foreign exchange gains	(2,234)	(7,836)	(3,983)	(9,784)
- less tax	448	1,754	781	2,387
- less non-controlling interest	224	750	330	980
Adjusted IFRS profit (loss) excl. foreign exchange	1,830	8,257	(4,481)	13,537
Weighted average shares in issue (thousands)	18,083	12,757	18,083	12,757
Adjusted IFRS EPS excl. foreign exchange (cents)	10.1	64.7	(24.8)	106.1

Add back (deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	(80)	185	35	440
Impairment of property, plant and equipment	851	13	851	13
Deferred tax	(859)	(1,354)	76	(543)
Non-controlling interest portion deferred tax and impairment	9	115	(96)	9
Fair value losses on derivative financial instruments	54	(41)	488	1,697
Adjusted profit (loss)	1,805	7,175	(3,127)	15,153
Weighted average shares in issue (thousands)	18,083	12,757	18,083	12,757
Adjusted EPS (cents)	10.0	56.2	(17.3)	118.8

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11.	RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include directors and executive officers of the Company. The amounts paid by the Company for the services provided by related parties have been determined by negotiation among the parties and are reviewed and approved by the Company’s Board. These transactions are in the normal course of operation.

The Company has entered into a consultancy agreement with Steve Curtis, a director of the Company and the former Chief Executive Officer, effective July 1, 2022 to December 31, 2023 with a monthly fee of US$44,100 for the period July 1, 2022 until December 31, 2022 and US$12,500 for the period January 1, 2023 until December 31, 2023. During the Quarter, the Company expensed US$37,500 (2022: US$ nil) in advisory service fees.

Mark Learmonth, Chief Executive Officer, and Toziyana Resources Limited, a company affiliated with Victor Gapare, executive Director of the Company, subscribed for 3,587 shares and 11,000 shares respectively pursuant to the equity raise conducted by the Company in the preceding quarter (refer to section 7).

12.	CRITICAL ACCOUNTING ESTIMATES

Caledonia's accounting policies are set out in the Interim Financial Statements which have been publicly filed on SEDAR. In preparing the Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Interim Financial Statements. Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Interim Financial Statements is included in the following notes:

i)	Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Unaudited Condensed Consolidated Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of National Indigenisation and Economic Empowerment Fund (“NIEEF”); and
(b)	100% of the 10% shareholding of GCSOT.
•	This effectively means that NCI is recognised at Blanket at 13.2% of its net assets.
•	The remaining 80% of the shareholding of NIEEF is recognised as a non-controlling interest to the extent that its attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At June 30, 2023 the attributable net asset value did not exceed the balance on the loan account and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust, which owns BETS, and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

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ii)	Site restoration provisions

The site restoration provision has been calculated for Blanket based on an independent analysis of the rehabilitation costs performed in 2021. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take account of any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)	Exploration and evaluation (“E&E”) expenditure

Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified. Exploration and evaluations assets are not depreciated.

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of the mineral project and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g., such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

v)	Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 10 to the Interim Financial Statements.

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vi)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

viii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

The Group estimates its mineral reserves (proven and probable) and mineral resources (measured, indicated and inferred) based on information compiled by a Qualified Person principally in terms of Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“Subpart 1300”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected.
•	continuity of mineralisation between drill-hole intersections within recognised reefs; and
•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources principally in accordance with Subpart 1300 and NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;
•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
•	cut-off grade;
•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
•	planned future production from measured, indicated and inferred resources.

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Changes in reported mineral reserves and mineral resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;
•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

On December 22, 2022 the Company purchased put options to hedge 16,672 ounces of gold from February to May 2023, at a strike price of $1,750 per ounce. On May 22, 2023 the Company purchased put options to hedge 28,000 ounces of gold from June to December 2023, at a strike price of $1,900 per ounce -att Quarter end these put options were the only hedging option instruments that have not expired. The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable predominantly relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled at the date of the MD&A. As discussed in section 4.10, before the end of the Quarter the Company commenced the export and sale of gold to an independent gold refiner outside Zimbabwe, which makes payment for the gold received directly into Caledonia's bank accounts in Zimbabwe. This mechanism means that the company is no longer exposed to credit risk from FGR in respect of the US Dollar component of its sales.

Included in cash and cash equivalents is a restricted cash amount of $1 million (denominated in RTGS$) held by Blanket. The amount represents cash earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on February 28, 2023 and has a 120-day tenure to settlement. The cash was transferred to CMSA, denominated in South African Rand, on July 3, 2023.

iii)	Impairment losses

None of the trade and other receivables is past due at the period-end date other than a portion of the RTGS$ component of the VAT receivable. Management continues its efforts to recover the RTGS$ component of the VAT receivable either by cash payment and/or offset against other tax amounts payable by Blanket.

iv)	Liquidity risk

All trade payables and the bank overdrafts have maturity dates that are expected to mature in under 6 months. The term loans are repayable as set out in section 7.

v)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

As discussed in section 4.10 of this MD&A, the RTGS$ is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS$ being subject to further fluctuations in the exchange rate between RTGS$ and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

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vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND HISTORY

Declaration date	cents per share
January 16, 2020	7.5
May 14, 2020	7.5
July 16, 2020	8.5
October 15, 2020	10.0
January 14, 2021	11.0
April 15, 2021	12.0
July 15, 2021	13.0
October 14, 2021	14.0
January 13, 2022	14.0
April 18, 2022	14.0
July 14, 2022	14.0
October 13, 2022	14.0
December 30, 2022	14.0
April 3, 2023	14.0
July 3, 2023	14.0

The board will consider the continuation of the dividend and any future increases in the dividend as appropriate in line with other investment opportunities and its prudent approach to risk management including Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

15.	MANAGEMENT AND BOARD

On January 6, 2023, Mr Victor Gapare, previous Chief Executive Officer of Bilboes Holdings, was appointed to the board of the Company as an Executive Director.

On May 4, 2023 Mr Leigh Wilson retired from his role as Director and Non-Executive Chairman of the Company.

On May 9, 2023 Mr John Kelly was appointed as Non-Executive Chairman of the Company.

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16.	SECURITIES OUTSTANDING

At August 9, 2023, being the last day practicable prior to the publication of this MD&A, Caledonia had 19,188,073 common shares issued and the following outstanding options to purchase common shares (“Options”) granted in equal amounts to each of the employees of a PR consultant to the Company 3PPB LLC being P Chidley and P Durham:

Number of Options	Exercise Price	Expiry Date

10,000	CAD11.50	25-Aug-24
10,000	USD 9.49	30-Sep-29
20,000

The OEICP allows that the number of shares reserved for issuance to participants under the OEICP, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: Caledonia currently has sufficient cash resources, access to funding and continues to generate sufficient cash to cover all its anticipated investment needs.

•	Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. At prevailing gold prices and the current rate of production the Company has access to sufficient foreign currency to continue normal mining operations and to fully implement its investment plan as scheduled. The Company has established mechanisms to increase the proportion of its revenues it can access in US Dollars. No assurance can be given that sufficient foreign currency will continue to be available.

•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in section 4.7 of this MD&A, as well as other projects including in particular Bilboes. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining lease, claims, licences, and permits are in good standing. The Company must pay fees etc. to maintain its lease, claims and licences. The Company may not make payments by the required date or meet development and production schedules that are required to protect its lease, claims and licences.

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•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. The Company had a hedging arrangement in place for a portion of production for the period from December 2022 to May 2023, which has expired, and a subsequent arrangement for the period from May 2023 to December 2023. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: In previous years there were incidences of illegal mining activities on properties controlled by Blanket which resulted in increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases. Those properties most at risk from such activity had been sold. With new mining areas having been acquired by the Group the incidence and possibility of illegal mining has increased. The Group is receiving adequate support and assistance from the Zimbabwean police.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has resulted in frequent interruptions to the power supply at Blanket. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and constructing a solar plant which provides approximately a quarter of Blanket’s power requirements. After the end of the Quarter, Blanket entered into an agreement for the direct import of power through the IEUG initiative. Production at Blanket has also been adversely affected by the instability of the incoming electricity supply. The Company has installed further auto-tap changers to increase the protection against power surges and it has further increased its diesel generating capacity.

•	Water supply: Blanket uses water in the metallurgical process, most of which is obtained from a nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. The most recent rainy season has been better than average, and management believes there is enough water in the Blanket dam to maintain normal operations until the next rainy season.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at Blanket is depleted. The Caledonia and Blanket management teams have been augmented so that, if required, it could provide appropriate support to Blanket if this is required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency at a realistic exchange rate to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Zimbabwe Government is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to FGR, a company which is owned by the RBZ. In 2021, the Ministry of Finance announced a modification to the regulations that allow gold producers who are listed on the VFEX to export their incremental gold production. The Company has clarified the mechanism whereby this revised policy may be effected and the first shipments and direct sale of gold in terms of these mechanisms was successfully completed in April 2023.

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•	Other gold industry risks: On June 27, 2023 the U.S. Department of State together with other U.S. government agencies issued an advisory in light of reports related to the role of illicit actors in the gold trade to (i) highlight the opportunities and specific risks raised by the gold trade across sub-Saharan Africa and (ii) encourage industry participants to adopt and apply strengthened due diligence practices to ensure that such malign actors are unable to exploit and benefit from the sector, which remains essential to the livelihoods of millions of people across sub-Saharan Africa. Caledonia acknowledges and concurs with the U.S. Department of States’ warning that without adequate due diligence and appropriate mitigating measures, an industry participant may inadvertently contribute to one or more of these risks, including conflict and terror financing, money laundering activities, sanctions evasion, human rights and labour rights abuses and environmental degradation. Caledonia has robust policies in place to counter such risks including, amongst other things: a Code of Business Conduct, Ethics and Anti-Bribery Policy, a Human Rights Policy and Customer AML/KYC Policy, and it encourages whistleblowing and grievance reporting in order to monitor compliance. Caledonia performs enhanced due diligence on significant suppliers and other counterparties (including, but not limited to, sanctions and political exposure checks), has established new and robust routes to market for its gold production (none of which, for the avoidance of doubt, is artisanal) and has scrutinised the new refineries to which it now sells its gold. The Company reports its environmental, social and governance (“ESG”) performance annually, disclosing key environmental data, supports artisanal miners in the form of tributing of gold claims (as well as the local community generally) and has adopted best practice in the construction of its new TSF. For more information in all of these areas, please refer to Caledonia’s ESG reports.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralisation being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to FGR, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parametres to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of June 30, 2023. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, at June 30, 2023, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR at June 30, 2023. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that at June 30, 2023, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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20.	QUALIFIED PERSON

Mr. Dana Roets (B Eng (Min), MBA, Pr. Eng, FSAIMM, AMMSA) is the Company’s qualified person as defined by Subpart 1300 and NI 43-101. Mr. Roets is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Roets has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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